Exhibit 99.1

China Index Holdings Announces Change of Auditor

BEIJING, December 22, 2021 /GlobeNewswire / — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that the Company dismissed KPMG Huazhen LLP (“KPMG”) on December 17, 2021 and on the same date, the Company appointed MaloneBailey, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021.

During the two fiscal years ended December 31, 2020, and the subsequent interim period through December 17, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that KPMG advised the Company of the material weakness in its internal control over financial reporting that the Company did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

The audit reports of KPMG on the combined and consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

KPMG’s report on the combined and consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019 contained separate paragraphs stating that:

•	“As discussed in Note 1 and Note 2, the combined financial statements, constituting the periods prior to June 11, 2019, include Fang Holdings Limited’s (“Fang”) real estate information, analytics and marketplace services business and have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang prior to June 11, 2019”, and

•	“As discussed in Note 2 to the combined and consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASC Topic 842, Leases”.

During the two fiscal years ended December 31, 2020 and the subsequent period prior to the Company’s engagement of MaloneBailey, LLP, neither the Company nor anyone on its behalf consulted with MaloneBailey, LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company's combined and consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MaloneBailey, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue, (ii)  any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board on December 17, 2021. The Company is working closely with MaloneBailey, LLP and KPMG to ensure a seamless transition.

The Company provided KPMG with a copy of the disclosures it is making in this press release and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated December 22, 2021, is furnished as Exhibit 16.1 to the Form 6-K dated December 22, 2021.

The Board would like to take this opportunity to express its sincere gratitude to the KPMG team for their professionalism and quality of services rendered to the Company over the past years.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com